SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
ONE MANHATTAN WEST NEW YORK, NY 10001 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com July 6, 2021

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Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Mumford
Jay Ingram
Mindy Hooker
Anne McConnell

Re:	Reinvent Technology Partners
Amended Registration Statement on Form S-4
File No. 333-254988
Filed June 11, 2021

Ladies and Gentlemen:

On behalf of our client, Reinvent Technology Partners (the “Company”), we hereby provide responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated July 2, 2021 (the “Comment Letter”) with respect to the above-referenced Amended Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission by the Company on June 11, 2021.

Concurrently with the filing of this letter, the Company has filed, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, Amendment No. 3 to the Registration Statement (“Amendment No. 3”) in response to the Staff’s comments and to reflect certain other changes.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

July 6, 2021

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 3. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in Amendment No. 3.

Unaudited Pro Forma Condensed Combined Financial Information, page 178

1.

We note your response to prior comment 5 related to the transaction costs disclosed in note 2(P), including the fact that the costs have not yet been recorded by RTP. Given that the costs are appropriately recorded in the pro forma balance sheet, it remains unclear to us why you do not believe the costs are not required to be recorded in the pro forma statement of operations for the year ended December 31, 2020 since that statement is presented as if the transaction occurred on January 1, 2020. Please clarify or revise.

Response: In response to the Staff’s comment, the Company has revised the pro forma statement of operations for the year ended December 31, 2020 to reflect the recognition of estimated RTP transaction costs. Please see the revised disclosure on page 184 of Amendment No. 3.

RTP’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates, page 200

2.	Please correct or reconcile the disclosures provided in the second paragraph under Results of Operations with amounts presented in RTP’s annual and interim financial statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 200 of Amendment No. 3.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

July 6, 2021

Change in Independent Registered Public Accounting Firm, page 268

3.

We note your response to comment 8, including the disclosures you provided and the exhibit you filed. In regard to the letter from Frank, Rimerman + Co. LLP, filed as Exhibit 16.1, it appears the former auditor has essentially only agreed with the disclosures provided in the second paragraph on page 268 and indicated they have no basis to agree or disagree with the other statements contained therein. Pursuant to Item 304 of Regulation S-K, it appears the former auditor is also required to agree or disagree with the disclosures provided in the third paragraph on page 268, regarding disagreements and reportable events during their tenure. Please obtain and file an updated letter from Frank, Rimerman + Co. LLP that agrees or disagrees with the disclosures provided in both the second and third paragraphs on page 268.

Response: In response to the Staff’s comment, the Company has filed an updated letter from Frank, Rimerman + Co. LLP as Exhibit 16.1 to Amendment No. 3.

Joby Aero, Inc. and Subsidiaries

Financial Statements

Note 15. Subsequent Events, page F-81

4.	As previously requested, please disclose the estimated fair value of the restricted stock units you granted here and on page F-107.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-108 of Amendment No. 3.

Note 4. Acquisition of Uber Elevate, page F-95

5.	Please address the following regarding the acquisition of Uber Elevate:

•

Tell us the number of common shares of the post business combination company that the series C preferred stock issued to acquire Uber Elevate will be exchanged into and address how that was considered in estimating the fair value of the series C preferred stock issued.

•	More fully explain to us how you determined Uber Elevate is a business and has value separate and apart from the collaborative agreement.

•	Expand your disclosures to more fully explain the terms of the collaborative agreement.

•	Expand your disclosures to discuss how you will assess the collaborative agreement for impairment in future periods.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

July 6, 2021

Response:

a.

The Company respectfully advises the Staff that upon completion of the merger between Joby and the Company, the 2,581,285 shares of Series C redeemable convertible preferred stock of Joby will be converted into approximately 8,958,350 shares of post-business combination company. Further, in response to the Staff’s comment, the Company has enhanced the disclosure on page F-95 of Amendment No. 3 to clarify that the approach to the valuation of Series C redeemable convertible preferred stock at the date of Uber Elevate acquisition was performed using a multi-scenario option pricing method model, consistent with the approach employed to value Joby’s common stock.

b.	The Company respectfully advises the Staff that it concluded that Uber Elevate is a business with value separate from the collaboration agreement as follows.

The collaboration agreement with Uber embodies significant benefits to Joby, consisting primarily of customer demand aggregation, improved load factor as well as below market commissions. The Company considered whether the collaboration agreement, entered into concurrently with the Uber Elevate acquisition agreement, is a part of the Uber Elevate business combination, or is a separate transaction. Under ASC 805-10-25-21, a transaction entered into by or on behalf of the acquirer or primarily for the benefit of the acquirer or the combined entity, rather than primarily for the benefit of the acquiree (or its former owners) before the combination, is likely to be a separate transaction. The collaboration agreement contains features, which in combination result in significant financial and other benefits primarily to Joby. Accordingly, the Company concluded that the collaboration agreement represents a transaction separate from the Uber Elevate acquisition

To determine if Uber Elevate is a business, the Company used ASU 2017-01, issued by the FASB in January of 2017, which provided updated guidance to evaluate whether a set of acquired assets and activities (“set”) is a business. The updated guidance provides a screen test (“screen”) to determine when a set of acquired assets and activities is not a business. The screen requires a company to first evaluate whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. ASC 805-10-55-5A contains relevant guidance for the application of the screen. The Company has commissioned a qualified third-party valuation firm to help determine the fair value of the assets acquired and liabilities assumed. For the purposes of the screen, the Company excluded the fair value allocated to the collaboration agreement, and also excluded any impact that collaboration agreement might have on the value of Uber Elevate. Based on estimated fair values of the acquired assets, the following is the allocation of the purchase consideration amongst the tangible and intangible assets purchased:

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

July 6, 2021

Assets Acquired	Fair Value (in millions)
Property and equipment	$0.6
Automation Platform Software Technology	7.2
Multimodal Software Technology	4.9
Simulation Software Technology	4.6
Goodwill	4.9

Total gross assets acquired	$22.2

Although ASU 2017-01 does not provide a bright line for determining “substantially all,” the Company believes that over 90% meets the criterion.

The Company concluded that no single assets or group of assets (e.g., all software items combined) represent substantially all of the fair value. Hence, the Company concluded that the transaction does not meet the screen criteria to be considered an asset acquisition under ASU 2017-01.

Further, ASC 805 indicates that in order for the acquired assets and assumed liabilities to meet the definition of a business, they must have inputs and processes that are capable of producing outputs (e.g., future economic benefit to the acquirer). ASC 805-10-55-4 provides the definition of inputs, processes, and outputs. The Company concluded that Uber Elevate contains inputs (i.e., the Automation Platform Software, Multimodal Software Technology, Simulation Software, and property and equipment) and processes (represented primarily by the assembled workforce of 38 employees, consisting primarily of software engineers). With respect to outputs, the Company notes the guidance in ASC 805-10-55-5D, since both Joby and Uber Elevate are pre-revenue companies. The employees of Uber Elevate have significant experience and skill, having previously been a part of Uber Elevate team that designed and developed the technology acquired in the business acquisition. The acquired team includes a number of software engineers, data scientists, industrial and motion designers, program managers, legal counsel, government operations specialists and other specialists that in combination possess the necessary skill and knowledge to complete the software technologies that will enable Joby to connect and interact with the customers and book and develop aerial taxi transportation.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

July 6, 2021

Based on the considerations above, the Company concluded that Uber Elevate is a business that has value separate from the collaboration agreement. Further, in response to the Staff’s comment, the Company has expanded the disclosure on page F-95 of Amendment No. 3 to clarify the considerations for reaching the conclusion that Uber Elevate represents a business.

c.	In response to the Staff’s comment, the Company has revised the disclosure on page F-96 of Amendment No. 3.

d.

In response to the Staff’s comment, the Company has expanded the disclosure on page F-97 of Amendment No. 3 to clarify Joby’s policy relating to the assessment of impairment of contractual agreements asset, which is consistent with its policy for impairment of other long-lived assets.

***

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

July 6, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-3972.

Very truly yours,

/s/ Christopher M. Barlow
Christopher M. Barlow
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Howard Ellin

Skadden, Arps, Slate, Meagher & Flom LLP

David Cohen

Reinvent Technology Partners